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                                                                       Exhibit 5

      EFFICIENT NETWORKS, INC. TO BE ACQUIRED BY SIEMENS FOR $1.5 BILLION

            Merger Will Empower The Combined Company To Drive The
                        Broadband Marketplace Globally

DALLAS, (February 22, 2001) - Efficient Networks, Inc. (NASDAQ: EFNT), a leading provider of broadband digital subscriber line (DSL) solutions, and Siemens, a leading provider of integrated voice and data networks for enterprises, carriers, and service providers, today announced that they have entered into a definitive merger agreement under which Siemens will make a cash tender offer, subject to the approval of regulatory authorities, for all of Efficient Networks' outstanding shares. Siemens will offer $23.50 per share, which values Efficient Networks at approximately $1.5 billion. The transaction will enable Siemens Information and Communications Networks Group (ICN) to strengthen its global leadership position in the DSL broadband access market.

"With the strong presence of Siemens ICN in over 160 countries, this acquisition will empower us to further accelerate the growth of our business, and enhance our ability to drive the global adoption of broadband networks and services," said Mark Floyd, Efficient Networks' founder and chairman of the board. Under terms of the transaction Mr. Floyd will become president of ICN's Access Solutions division and will have worldwide responsibility for this business. Efficient Networks' management team will continue to manage all of Efficient Networks' activities within the Access Solutions division at Siemens ICN.

With the acquisition of Efficient Networks, Siemens, already a leading provider of DSLAM (digital access subscriber line multiplexer) technology for service providers, extends its broadband access portfolio to encompass customer premises equipment for businesses and consumers. "This acquisition is a key element in our strategy to strengthen our product portfolio, optimize processes, energize staff and increase our profitability," said Roland Koch, president of Siemens' ICN Group and member of the management board of Siemens. "With our focus on broadband access solutions, we can now offer our customers comprehensive end-to-end solutions, dramatically increasing our presence in this rapidly growing market segment, and enabling us to become one of the top three global suppliers of broadband solutions within the next three years."

Efficient Networks also announced today that it has been selected by SBC Communications, Inc., as its provider of external Ethernet attached DSL modems. The agreement between Efficient Networks and SBC covers a one-year period with two discretionary one-year extensions. Efficient Networks has been supplying DSL modems to SBC since an initial agreement in October 1999.

Under the terms of the definitive merger agreement, Siemens will make a two-step acquisition. Siemens will first make a cash tender offer for all of Efficient Networks' outstanding common stock. Siemens' obligation to consummate the tender offer is subject to conditions customary to a transaction of this size and nature, including the tender of a minimum of 51% of the shares of Efficient common stock in the tender offer and the receipt of certain U.S. and German regulatory approvals. Following consummation of the tender offer, and subject to the conditions set forth in the merger agreement, Siemens will acquire the remaining shares of Efficient Networks' outstanding
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common stock through a merger of a wholly owned subsidiary of Siemens with and into Efficient Networks. The merger is expected to close in April 2001.

This release is neither an offer to purchase nor a solicitation of an offer to sell securities of Efficient Networks. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer. Shareholders of Efficient Networks should read the tender offer documents, including the Efficient Networks solicitation/recommendation statement when it is available because they contain important information

Efficient Networks will provide additional information during a scheduled conference call on February 22, 2001 at 1:00 p.m. EST. Domestic: +1(800) 619-7379; International: +1(712) 257-2778; Password: Efficient Networks; Leader:
Mark Floyd.

Contacts:
Scott Bender
Media Relations
Efficient Networks, Inc.
+1(972) 852-1000
sbender@efficient.com

Kitty Behof
Investor Relations
Efficient Networks, Inc.
+1(972) 852-1000
kbehof@efficient.com


About Efficient Networks, Inc.
Efficient Networks, Inc., based in Dallas, Texas, is a leading independent developer and supplier of high-speed DSL CPE. Efficient Networks has approximately 600 employees. Efficient's customers include network service providers, network equipment vendors and carrier-aligned distributors. Significant customers for the calendar year 2000 include: AOL, BellSouth, Hanaro Telecom, SBC Communication, Singapore Telecom, Sprint, TeleDanmark, Telefonica and WorldCom. Efficient reported sales of $102 million in the quarter ended December 31, 2000. Losses before interest, tax and amortization were $8.6 million for the period. As of December 31, 2000, Efficient had total stockholders' equity of $988 million, cash and short-term investments of $436 million and convertible subordinated notes of $400 million.


About Siemens Information and Communication Networks Group
Siemens Information and Communication Networks Group (ICN) is a leading provider of integrated voice and data networks for enterprises, carriers and service providers. Its comprehensive portfolio comprises, in particular, IP-based convergence solutions, and a full range of products for broadband access, optical transport networks as well as the integration, services and applications business. The Siemens Group provides complete solutions from a single source for the infrastructure of the Next Generation Internet, a prerequisite for mobile business. In fiscal year 2000 (year-end 30 September 2000) ICN posted sales of
11.4 billion euro, and earnings before interest and taxes (EBIT) of 692 million Euro. ICN employs 53,000 people worldwide.

Further information about ICN is available at:
http://www.ic.siemens.com/networks
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Statements in this press release regarding Efficient Networks, Inc. that are not statements of historical fact may include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the completion of the transactions contemplated by the merger agreement, including the merger and the timing thereof. Important factors that may cause actual results to differ include: risks that could prevent or delay the closing of the transaction, including customary conditions to closing an acquisition transaction of this type, including obtaining requisite regulatory clearances, and acceptance of the offer by holders of a sufficient number of shares of Efficient's Common Stock. For a discussion of other risks facing Efficient Network's business, please refer to the documents filed by Efficient Networks, Inc. with the United States Securities and Exchange Commission from time to time.